NR08-01

January 7, 2007

Cardero Options Mina Pirquitas Silver Project,
Juyuy Province, Argentina

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce that it has reached agreement with Davcha Resources Pty. Limited (“Davcha”), a private company based in Australia, to option Cardero’s 100% owned Mina Pirquitas Silver Project in Juyuy Province, north-west Argentina.  The Company’s property partially surrounds the Pirquitas Project of Silver Standard Resources Inc. (see map below).

Project Background

Cardero’s Mina Pirquitas Project is located close to the village of Mina Pirquitas and approximately 108 kilometres by road from the town of Abra Pampa.  The project consists of one exploration concession (4,382 hectares) staked by Cardero in 2004.  Cardero identified two targets in the area based on regional structural targeting (Figure 2) using satellite imagery, regional geophysical images and published geological maps.  The targets are based on north-trending antiformal fold hinges intersected by a northwest-trending fault zone.  To date, Cardero has not conducted any exploration on the property.

Historical Production

There has been significant historical production in the area, with 12 mines operating at various times on the adjacent properties between 1935 and 1990.  One of the largest mines was Mina San Miguel (Figure 2), which was an underground operation exploiting a zone of sheeted veins and extending to five levels, approximately 200 metres from surface.  Total historical production from the area is estimated at 775,000 kilograms (25M oz) of silver and 9,000 tonnes of tin from placer deposits.  An additional approximately 18,000 tonnes of tin were mined from underground (underground silver production figures are not available).

Option Agreement

Cardero and Davcha have reached agreement on the terms under which Davcha may earn an interest in the Mina Pirquitas Project.  The agreement provides that Davcha may earn a 55% interest by incurring exploration expenditures of USD 1,000,000 over 4 years, of which USD 50,000 must be incurred in the first year.  Following Davcha having earned its interest, the parties will enter into a joint venture, and thereafter each party is required to contribute its proportional share of further expenditures or be diluted on a straight-line basis.  The agreement is subject to the execution of formal documentation (currently being drafted).

Davcha has advised the Company that it intends to commence a phase I exploration program in early 2008, consisting of detailed mapping, trenching and surface sampling.

Figure 2:  Property Map and Location of Cardero Structural Targets

Qualified Person and Quality Control/Quality Assurance

EurGeol Mr. Keith J. Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and shareholder.

About Cardero Resource Corp.

The Company is currently exploring projects in Argentina, Mexico and Peru.  It is actively evaluating new gold, copper and iron projects, while continuing to maintain an ongoing pipeline of prospects.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the costs, content and timing of future anticipated exploration programs and the results thereof and the potential discovery and delineation of mineral deposits/resources/reserves at the Company’s Mina Pirquitas project.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.